Filed by Comcast Corporation Pursuant to Rule 425
                               under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                               Subject Company: AT&T Comcast Corporation
                               Commission File No. 333-82460

                               Date: May 20, 2002


The following questions and answers were prepared for meetings with shareholders:


General: Comcast Corporation and AT&T have scheduled meetings of shareholders to, among other things, approve the combination of Comcast and AT&T Broadband (a new holding company for AT&T's broadband business that will be spun off immediately prior to the combination) to create a new combined corporation, AT&T Comcast.

1.   Q    When and where will the meetings of shareholders take place?

     A The Comcast special meeting will take place on July 10, 2002 in Philadelphia, Pennsylvania. The AT&T annual meeting will take place on July 10, 2002 in N. Charleston, South Carolina.

2.   Q    Where is Comcast incorporated and located?

     A Comcast is a Pennsylvania corporation incorporated in 1969 and located in Philadelphia, Pennsylvania.

3.   Q    What is D. F. King's and Innisfree's role in the AT&T Comcast transaction?

     A    Comcast has appointed D. F. King and Innisfree as co-Information
          Agents.

4.   Q    What is the toll free number that Comcast shareholders may call to get information about the AT&T Comcast transaction and the Comcast meeting?

     A    Comcast shareholders can call either of the co-Information Agents,
          D. F. King, toll free at 1-866-880-6503 or Innisfree, toll free at 1-877-750-9499 or 1-212-750-5833.

5.   Q    What is the toll free number that AT&T shareholders may call to get information about the AT&T Comcast transaction and the AT&T meeting?

     A AT&T shareholders can call toll free, 1-866-777-9124 or 1-212-440-9800.

6.   Q    Where can Comcast shareholders call to get general information not dealing with the AT&T Comcast transaction or the Comcast special meeting?

     A    1.   Registered shareholders who need to contact Comcast's transfer agent, EquiServe, can be connected directly by D. F. King or Innisfree telephone representatives OR can call EquiServe themselves, toll free, at 1-888-883-8903.

          2. Comcast provides an Investor Relations Hotline which can be reached toll free at 1-866-281-2100.

7.   Q    What are the names of the two companies merging?

     A Comcast and newly formed AT&T Broadband will each merge with a different wholly owned subsidiary of AT&T Comcast, a newly formed Pennsylvania corporation. When the mergers are completed, Comcast and AT&T Broadband will each be a wholly owned subsidiary of AT&T Comcast.

8.   Q    Why have I received multiple proxy material packages from Comcast
          Corporation?

     A    1.   Comcast is conducting two separate meetings, a Special Meeting and an Annual Meeting. One package may contain Special Meeting proxy materials and the other package may contain Annual Meeting proxy materials.

          2. You may also receive multiple packages of proxy materials if you have multiple accounts owning Comcast shares.

          PLEASE VOTE EACH PROXY CARD YOU RECEIVE.

9.   Q    Why are shareholders being asked to vote?

     A Shareholders are being asked to vote because their approval of the proposals is required by the merger agreement between AT&T and Comcast or by state law.

10.  Q    Who is entitled to vote at the Comcast special meeting?

     A Comcast Class A shareholders and Comcast Class B shareholders are entitled to vote at the Comcast special meeting. Holders of Comcast Class A Special common stock do not have any voting rights with respect to the AT&T Comcast transaction. As required by state law, Comcast has forwarded this document to Comcast Class A Special common stockholders to notify them of the AT&T Comcast transaction.

11.  Q    On what proposals are Comcast Corporation shareholders being asked to vote?

     A    1.   Comcast transaction proposal: approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, in which Comcast and a newly formed corporation containing AT&T's broadband business will each merge with a different wholly owned subsidiary of a newly formed corporation called AT&T Comcast Corporation. Upon completion of the AT&T
               Comcast transaction, Comcast and AT&T Broadband will each be a wholly owned subsidiary of AT&T Comcast. The business of AT&T
               Comcast will be the combined businesses currently conducted by Comcast and AT&T's broadband business.

          2. AT&T Comcast charter proposal: approval of the AT&T Comcast charter, including the corporate governance provisions of the AT&T Comcast charter described in the joint proxy statement/prospectus.

          3. Preferred structure proposal: approval and adoption of an amendment to the Comcast charter to allow the implementation of the Preferred Structure.

12.  Q    What does the Comcast Board of Directors recommend?

     A The Comcast Board of Directors has determined that each of the proposals are in the best interests of shareholders and recommends that shareholders vote for the Comcast transaction proposal, for the AT&T Comcast charter proposal and for the preferred structure proposal.

13.  Q    What is the vote requirement to approve each proposal?

     A    1.   The Comcast transaction proposal, the AT&T Comcast charter proposal and the preferred structure proposal each requires the affirmative vote of a majority of the votes cast by holders of shares of Comcast Class A common stock and Comcast Class B common stock, voting together as a single class. Approval of these proposals is assured because Sural LLC, which holds approximately 86.7% of the combined voting power of the Comcast stock, has agreed to vote its shares in favor of the Comcast transaction proposal, the AT&T Comcast charter proposal and the preferred structure proposal.

2. The preferred structure proposal also requires the affirmative vote of a majority of the votes cast by holders of shares of Comcast Class A common stock, voting as a single class.

14.  Q    Is the AT&T Comcast transaction conditioned on approval of the preferred structure proposal?

     A No. The AT&T Comcast transaction is not conditioned on approval of the preferred structure proposal.

15.  Q    What is the Preferred Structure?

     A If holders of Comcast Class A common stock, voting as a single class, approve the preferred structure proposal, AT&T Comcast's capital structure upon completion of the AT&T Comcast transaction will be as follows:

          1. Class B common stock -- each share will have 15 votes and all shares in the aggregate will have 33?% of the voting power of the AT&T Comcast stock,

          2. Class A common stock -- each share will have a number of votes determined pursuant to a formula and all shares in the aggregate will initially have 662/3 % of the voting power of the AT&T Comcast stock, and

          3.   Class A Special common stock -- will be non-voting.

          The 33 1/3% aggregate voting power of AT&T Comcast Class B common stock will not be diluted by additional issuances of any other class of AT&T Comcast stock and will be reduced only in limited circumstances.

          Under the Preferred Structure, holders of Comcast Class A common stock will receive shares of AT&T Comcast Class A common stock (approximately 22 million shares in the aggregate) and holders of AT&T common stock will also receive shares of AT&T Comcast Class A common stock (up to 1.235 billion shares in the aggregate). Upon completion of the AT&T Comcast transaction, there will be outstanding approximately 1.37 billion shares of AT&T Comcast Class A common stock, assuming that the transaction with Microsoft described below is completed and that AT&T Comcast is not required to make any additional payments of AT&T Comcast common stock to AT&T Broadband shareholders in connection with the AT&T Comcast transaction.

16.  Q    What is the Alternative Structure?

     A If holders of Comcast Class A common stock, voting as a single class, do not approve the preferred structure proposal, AT&T Comcast's capital structure upon completion of the AT&T Comcast transaction will be as follows:

          1. Class B common stock - each share will have 15 votes and all shares in the aggregate will have 33?% of the voting power of AT&T Comcast stock,

          2. Class A common stock - each share will have 1 vote and all shares in the aggregate will have approximately 5.14% of the voting power of AT&T Comcast stock,

          3.   Class A Special common stock - will be non-voting, and

          4. Class C common stock - each share will have a number of votes determined pursuant to a formula and all shares in the aggregate will initially have approximately 6153/100% of the voting power of AT&T Comcast stock.

          The 33?% aggregate voting power of AT&T Comcast Class B common stock and approximately 5.14% aggregate voting power of AT&T Comcast Class A common stock will not be diluted by additional issuances of any other class of AT&T Comcast stock and will be reduced only in limited circumstances. Under the Alternative Structure, holders of Comcast Class A common stock will receive shares of AT&T Comcast Class A common stock (approximately 22 million shares in the aggregate) while holders of AT&T common stock will receive shares of a different class of AT&T Comcast common stock, the AT&T Comcast Class C common stock. Upon completion of the AT&T Comcast transaction under the Alternative Structure, there will be outstanding only approximately 22 million shares of AT&T Comcast Class A common stock.

17.  Q.   Why is the Preferred Structure being recommended over the Alternative
          Structure?

     A The Comcast Board believes that holders of Comcast Class A common stock would benefit from the increased liquidity of the AT&T Comcast shares they receive under the Preferred Structure and that this benefit outweighs the potential benefits of the greater per share voting rights of the AT&T Comcast Class A common stock under the Alternative Structure. If the Preferred Structure is implemented, assuming the Microsoft transaction is completed and AT&T Comcast is not required to make any additional payments of AT&T Comcast common stock to AT&T Broadband shareholders in connection with the AT&T Comcast transaction, upon completion of the AT&T Comcast transaction, there will be outstanding approximately 1.37 billion shares of AT&T Comcast Class A common stock. By contrast, if the Alternative Structure is implemented and regardless of whether or not the Microsoft transaction is completed or AT&T Comcast is required to make any additional payments of AT&T Comcast common stock to AT&T Broadband shareholders in connection with the AT&T Comcast transaction, upon completion of the AT&T Comcast transaction, there will only be outstanding approximately 22 million shares of AT&T Comcast Class A common stock.

18.  Q    What will happen to my Comcast shares if the AT&T Comcast transaction is completed?

     A Under both the Preferred Structure and the Alternative Structure, each share of Comcast Class A common stock, Comcast Class B common stock and Comcast Class A Special common stock that is outstanding immediately prior to the completion of the mergers will be converted in the Comcast merger into the right to receive one share of AT&T Comcast Class A common stock, AT&T Comcast Class B common stock and AT&T Comcast Class A Special common stock, respectively.

19.  Q    If I am also an AT&T shareholder, what will happen to my AT&T shares if the AT&T Comcast transaction is completed?

     A In the spin-off, AT&T shareholders will receive one share of AT&T Broadband common stock for each share of AT&T common stock they hold. AT&T shareholders will continue to hold their shares of AT&T common stock after the AT&T Comcast transaction is completed, and those shares will represent an interest in the communications business of AT&T.

          Assuming that AT&T Comcast is not required to make any additional payments of AT&T Comcast common stock to AT&T Broadband shareholders in connection with the AT&T Comcast transaction, if the AT&T Broadband exchange ratio were determined as of May 14, 2002, the date of effectiveness of the registration statement in which the joint proxy statement/prospectus is included, AT&T Broadband shareholders would receive 0.35 shares of AT&T Comcast Class A common stock (under the Preferred Structure) or 0.35 shares of AT&T Comcast Class C common stock (under the Alternative Structure) in the AT&T Broadband merger for each of their shares of AT&T Broadband common stock. Certain factors described in the joint proxy statement/prospectus will result in the actual exchange ratio varying from the 0.35 estimate calculated as of May 14, 2002, the date of effectiveness of the statement in which the joint proxy statement/prospectus is included.

20.  Q    What do shareholders need to do now?

     A After carefully reading and considering the information contained in the joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voter instruction form and returning it in the postage-paid envelope enclosed with the joint proxy statement/prospectus or, if available, by submitting your proxy or voting instructions by telephone or through the Internet as soon as possible so that your shares may be represented at the meeting. Voting is all that is necessary at this time. Shareholders should not send in their stock certificates.

21.  Q    How can registered and beneficial shareholders vote their proxy?

     A Registered shareholders and most beneficial holders that hold shares through a bank or broker may vote by telephone or via the Internet. If one of these options is available to you, we strongly encourage you to use it because it is faster and less costly. Registered shareholders of Comcast can vote by telephone by calling 1-877-779-8683 or via the Internet at http:// www.eproxyvote.com/cmcsa1. If you are a beneficial holder of Comcast common stock and you hold shares through a bank or broker, you will receive separate voting instructions on the form you receive from your bank or broker.

22.  Q    What if a shareholder returns the proxy card but does not mark it to show how the shareholder is voting?

     A If the proxy card is signed and returned without specifying voting choices, the shares will be voted as recommended by the Comcast Board of Directors.

23.  Q    Can a shareholder revoke and or change his/her vote after he or she has delivered a proxy?

     A Yes. You can change your vote at any time before your proxy is voted at the meeting. You can do this in one of three ways.

          (1)  First, you can revoke your proxy.

          (2)  Second, you can submit a new proxy with a later date.

          (3)  Third, you can attend your meeting and vote in person.

          If you choose either of the first two methods set forth above, you must submit your notice of revocation or your new proxy to the secretary of Comcast before the meeting. If your shares are held in an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote. If your shares are held in the name of your broker, bank or other nominee and you wish to change your vote by attending the meeting and voting in person, you must obtain a proxy in your name from your broker, bank or other nominee in order to vote by ballot at the meeting.

          You may change your vote by submitting a new vote by telephone or via the Internet regardless of whether you submitted your earlier proxy by mail, telephone or via the Internet.

24.  Q    If my shares are held in an account in a brokerage firm or bank, will my broker vote my shares for me?

     A If you do not provide your broker with instructions on how to vote your brokerage account shares, your broker will not be permitted to vote them on any of the Comcast proposals. You should therefore be sure to provide your broker with instructions on how to vote your shares. A broker non-vote will have no effect on the outcome of any of the Comcast proposals.

25.  Q    Should shareholders send in their physical stock certificates now?

     A No. If you currently hold your Comcast shares in certificated form, after the AT&T Comcast transaction is completed you will receive written instructions from the exchange agent on how to exchange your Comcast stock certificates for your AT&T Comcast shares. The only action needed to be taken now is to vote.

26.  Q    What do shareholders who hold their Comcast shares in uncertificated form have to do?

     A If you currently hold your Comcast shares in uncertificated form, after the AT&T Comcast transaction is completed your AT&T Comcast shares will be delivered to you without your having to take any action.

27.  Q    How will shareholders be notified what to do after completion of the
          AT&T Comcast transaction?

     A AT&T and Comcast will jointly designate an exchange agent to coordinate (1) the exchange of Comcast common stock in the Comcast merger for AT&T Comcast common stock, (2) the exchange of AT&T Comcast common stock in respect of the AT&T Broadband common stock converted in the AT&T Broadband merger and (3) the payment of cash to the former holders of AT&T Broadband common stock instead of fractional shares of AT&T Comcast common stock.
          As soon as reasonably practicable after completion of the mergers, the exchange agent will mail to each holder of record of a certificate that immediately prior to the completion of the mergers represented outstanding shares of

          Comcast common stock (1) a letter of transmittal and (2) instructions for effecting the surrender of the Comcast certificates in exchange for shares of AT&T Comcast.

28.  Q    Which company is being acquired?

     A For accounting purposes, the company that is being acquired is AT&T Broadband. The identification of Comcast as the acquiring entity for accounting purposes was made after careful consideration of all facts and circumstances.

29.  Q    In what lines of businesses is Comcast involved?

     A    1.   Cable -- through the development, management and operation of broadband communications networks, 2. Commerce -- through QVC, its electronic retailing subsidiary, and 3. Content -- through its consolidated subsidiaries Comcast Spectacor, Comcast
               SportsNet, Comcast SportsNet Mid-Atlantic, Comcast Sports
               Southeast, E! Entertainment Television, The Golf Channel and
               Outdoor Life Network, and through its other programming investments.

30.  Q    Why are the companies combining?

     A Comcast and AT&T believe that the combined strengths of Comcast and AT&T's broadband business will enable them to create the world's premier broadband communications company. The AT&T Comcast transaction will combine the companies' extensive broadband communications networks, technologically advanced broadband delivery systems and managerial expertise to build a business that Comcast and AT&T expect will create substantial long-term value for shareholders of both companies.

31.  Q    How will the AT&T Comcast transaction enhance Comcast's future economic prospects?

     A Comcast and AT&T believe that AT&T Comcast will grow the broadband business with more efficiency to create stronger operating and financial results than either Comcast or AT&T Broadband could achieve on its own.

32.  Q    When do you expect to complete the AT&T Comcast transaction?

     A Comcast expects to complete the AT&T Comcast transaction by the end of 2002.

33.  Q    What will the ticker symbols be for the classes of AT&T Comcast stock and where will they be listed?

     A AT&T Comcast Class A common stock, AT&T Comcast Class A Special common stock and, if the Alternative Structure is implemented, AT&T Comcast Class C common stock will be quoted on The Nasdaq Stock Market under the ticker symbols "CMCSA," "CMCSK" and, if applicable, "CMCSJ," respectively.

34.  Q    Is the Comcast merger a taxable event?

     A Comcast expects that the Comcast merger will be tax-free for U.S. federal income tax purposes to Comcast shareholders.

35.  Q    Is approval of the AT&T Consumer Services Group tracking stock proposal, the AT&T reverse stock split proposal and the proposals relating to the various AT&T annual meeting matters linked to the AT&T Comcast transaction?

     A No. The AT&T Comcast transaction is completely separate from the AT&T Consumer Services Group tracking stock proposal, the AT&T reverse stock split proposal and the proposals relating to the various AT&T annual meeting matters. Approval of one is not a prerequisite or a condition to the other.

36.  Q    What kind of share issuance will there be to AT&T Broadband shareholders and Microsoft upon completion of the AT&T Comcast transaction?

     A AT&T Comcast will issue up to 1.235 billion shares of AT&T Comcast common stock to holders of AT&T Broadband common stock in the AT&T Broadband merger, not including 115 million shares to be issued to an affiliate of Microsoft in the Microsoft transaction (which is described in question 48) and assuming that AT&T Comcast is not required to make any additional payments of AT&T Comcast common stock to AT&T Broadband shareholders in connection with the AT&T Comcast transaction.

37.  Q    What will the exchange ratio be per class of stock to shareholders of
          Comcast common stock?

     A The exchange ratio will be fixed at 1 to 1. Each share of Comcast Class A common stock, Comcast Class B common stock and Comcast Class A Special common stock that is outstanding immediately prior to the completion of the mergers will be converted in the Comcast merger into the right to receive one share of AT&T Comcast Class A common stock, AT&T Comcast Class B common stock and AT&T Comcast Class A Special common stock, respectively.

38.  Q    What will the exchange ratio be for Comcast stock options?

     A AT&T Comcast will issue options to purchase shares of AT&T Comcast common stock in exchange for all outstanding stock options of Comcast, based on an exchange ratio of 1 to 1.

39.  Q    Will fractional shares be issued?

     A No fractional shares will be issuable in the Comcast merger because the Comcast exchange ratio is fixed at 1 to 1.

40.  Q    What percentage of AT&T Comcast's economic interest and voting power will Comcast Corporation shareholders hold upon completion of the AT&T Comcast transaction?

     A Assuming the transaction with Microsoft is completed and AT&T Comcast is not required to make any additional payments of AT&T Comcast common stock to AT&T Broadband shareholders in connection with the AT&T Comcast transaction, Comcast shareholders will own approximately 40.0% of AT&T Comcast's economic interest; and if the Preferred Structure is implemented, 34.4% of AT&T Comcast's voting power or, if the Alternative Structure is implemented, 38.5% of AT&T Comcast's voting power.

41.  Q    What percentage of AT&T Comcast's economic interest will Comcast
          Class A shareholders, Comcast Class B shareholders and Comcast Class A Special shareholders hold upon completion of the AT&T Comcast transaction?

     A Assuming the transaction with Microsoft is completed and AT&T Comcast is not required to make any additional payments of AT&T Comcast common stock to AT&T Broadband shareholders in connection with the AT&T Comcast transaction, Comcast Class A shareholders, Comcast Class B shareholders and Comcast Class A Special shareholders, who presently own approximately 2.3%, 1.0% and 96.7%, respectively, of Comcast's economic interest, will own approximately 1.0%, 0.4% and 38.6%, respectively, of AT&T Comcast's economic interest.

42.  Q    What percentage of AT&T Comcast's voting power will Comcast Class A shareholders hold upon completion of the AT&T Comcast transaction if the Preferred Structure is implemented?

     A If the Preferred Structure is implemented, assuming the transaction with Microsoft is completed and AT&T Comcast is not required to make any additional payments of AT&T Comcast common stock to AT&T Broadband shareholders in connection with the AT&T Comcast transaction, Comcast Class A shareholders, who presently own approximately 13.4% of Comcast's voting power, will own approximately 1.1% of AT&T Comcast's voting power.

43.  Q    What percentage of AT&T Comcast's voting power will Comcast Class A shareholders hold upon completion of the AT&T Comcast transaction if the Alternative Structure is implemented?

     A If the Alternative Structure is implemented, assuming the transaction with Microsoft is completed and AT&T Comcast is not required to make any additional payments of AT&T Comcast common stock to AT&T Broadband shareholders in connection with the AT&T Comcast transaction, Comcast Class A shareholders will own approximately 5.14% of AT&T Comcast's voting power.

44.  Q    What percentage of AT&T Comcast's voting power will Comcast Class B shareholders hold upon completion of the AT&T Comcast transaction under each capital structure proposed?

     A Under either capital structure, Comcast Class B shareholders, who presently own approximately 86.6% of Comcast's voting power, will own 33?% of AT&T Comcast's voting power.

45.  Q    What percentage of AT&T Comcast's voting power will Comcast Class A
          Special shareholders hold upon completion of the AT&T Comcast transaction under each capital structure proposed?

     A Under either capital structure, Comcast Class A Special shareholders, who presently have no voting rights, will own AT&T Comcast Class A Special stock, which also will have no voting rights.

46.  Q    Who will hold the remaining percentage of AT&T Comcast's economic interest and voting power upon completion of the AT&T Comcast transaction?

     A Assuming the transaction with Microsoft is completed and AT&T Comcast is not required to make any additional payments of AT&T Comcast common stock to AT&T Broadband shareholders in connection with the AT&T Comcast transaction, Microsoft will hold AT&T Comcast's remaining approximately 5.3% economic interest and 4.95% voting power.

47.  Q    What are the conditions to completion for the AT&T Comcast transaction?

     A    1.   approval by AT&T shareholders of the AT&T transaction proposal and the AT&T Comcast charter proposal and approval by Comcast shareholders of the Comcast transaction proposal and the AT&T
               Comcast charter proposal (but not the preferred structure proposal);

          2. expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

          3. the absence of any law, regulation or order prohibiting the completion of the AT&T Comcast transaction;

          4. receipt of all required regulatory approvals other than those the failure of which to be obtained would not reasonably be expected to have a material adverse effect on either Comcast or AT&T Broadband;

          5. accuracy of the representations and warranties of the other party, including with respect to the absence of a material adverse effect;

          6. receipt and continuing effectiveness of an Internal Revenue Service ruling or rulings, or an opinion from tax counsel acceptable to Comcast and AT&T, to the effect that, for U.S. federal income tax purposes, the AT&T Broadband spin-off will be tax-free to AT&T and its shareholders, the mergers will not cause the AT&T Broadband spin-off to fail to be qualified as a tax-free transaction, and the AT&T Broadband spin-off will not cause the distributions by AT&T of the common stock of AT&T Wireless Services, Inc. or of Liberty Media to fail to qualify as tax-free transactions;

          7. receipt by each party of an opinion of its counsel to the effect that the combination of AT&T Broadband and Comcast will qualify as a tax-free transaction for U.S. federal income tax purposes;

          8. performance by Sural LLC in all material respects of its obligations under the support agreement; and

          9. receipt of appropriate note consents, or the defeasance, purchase or acquisition of indebtedness, in respect of at least 90% in aggregate principal amount of the securities issued under the AT&T indenture, dated as of September 7, 1990, and outstanding as of December 19, 2001.

48.  Q    What is the Microsoft transaction?

     A Comcast, AT&T and AT&T Comcast entered into an exchange agreement with Microsoft whereby at the time of the AT&T Broadband spin-off Microsoft will exchange $5 billion of quarterly income preferred securities, or QUIPS, issued by AT&T Finance Trust I, an AT&T subsidiary, for a number of shares of AT&T Broadband common stock that will be converted in the AT&T Broadband merger into 115 million shares of AT&T Comcast Class A common stock under the Preferred Structure or AT&T Comcast Class C common stock under the Alternative Structure. To the extent necessary so that Microsoft will not hold more than 4.95% of AT&T Comcast's voting power as a result of the AT&T Comcast transaction, Microsoft has agreed to accept shares of the non-voting AT&T Comcast Class A Special common stock in the AT&T Broadband merger, on a one-for-one basis, instead of shares of voting AT&T Comcast common stock.

49.  Q    What happens if the Microsoft transaction is not completed?

     A    1.   If the Microsoft transaction is not completed, Comcast Class A shareholders, Comcast Class B shareholders, Comcast Class A
               Special shareholders and AT&T shareholders will own approximately
               1%, 0.4%, 40.6% and 57.7%, respectively, of AT&T Comcast's economic interest upon completion of the AT&T Comcast transaction.

          2. In addition, if the Microsoft transaction is not completed, AT&T Comcast Class A shareholders, under the Preferred Structure, or AT&T Comcast Class C shareholders, under the Alternative Structure, will own an additional 4.95% of AT&T Comcast's voting power upon completion of the AT&T Comcast transaction.

          3. If the transaction with Microsoft is not completed, AT&T Comcast may have significant additional debt and more stringent limitations on its ability to issue equity. AT&T Broadband will either assume AT&T's obligations to Microsoft under the trust preferred securities, or QUIPS, issued by AT&T Finance Trust I or pay AT&T an amount in cash equal to the fair market value of the QUIPS and indemnify AT&T for certain possible related liabilities.

50.  Q    What is the Hart-Scott-Rodino Antitrust Improvements Act of 1976?

     A In general, the Act requires that certain proposed acquisitions of voting stock or assets must be reported to the Federal Trade Commission and the Department of Justice prior to consummation. The parties must then wait a specified period, usually 30 days (15 days in the case of a cash tender offer or a bankruptcy sale), before they may complete the transaction. Whether a particular acquisition is subject to these requirements depends upon the value of the acquisition and the size of the parties as measured by their sales and assets. Small acquisitions, acquisitions involving small parties, and other classes of acquisitions that are less likely to raise antitrust concerns are excluded from the Act's coverage.

          On February 21, 2002, Comcast and AT&T received a request from the Department of Justice, the reviewing agency, for additional information and documentary material regarding the mergers. Comcast and AT&T intend to cooperate with DOJ staff in producing the requested documents and other information. Unless extended by agreement of the parties, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 waiting period will expire thirty calendar days after Comcast and AT&T certify to the DOJ that they have substantially complied with the DOJ's request for additional information.

51.  Q    What atypical governance arrangements will be implemented for AT&T
          Comcast upon completion of the AT&T Comcast transaction?

     A In connection with the AT&T Comcast transaction, AT&T Comcast will implement a number of governance arrangements that are atypical for a large, publicly held corporation. A number of these arrangements relate to the election of the AT&T Comcast Board.

          o The term of the AT&T Comcast Board upon completion of the AT&T Comcast transaction will not expire until the 2004 annual meeting of AT&T Comcast shareholders. Since AT&T Comcast shareholders will not have the right to call special meetings of shareholders or act by written consent and AT&T Comcast directors will be able to be removed only for cause, AT&T Comcast shareholders will not be able to replace the initial AT&T Comcast Board members prior to that meeting.

          o After the 2004 annual meeting of AT&T Comcast shareholders, AT&T Comcast directors will be elected annually. Even then, however, it will be difficult for an AT&T Comcast shareholder, other than Sural LLC or a successor entity controlled by Brian L. Roberts, to elect a slate of directors of its own choosing to the AT&T Comcast Board. Brian L. Roberts, through his control of Sural LLC or a successor entity, will hold a 33?% nondilutable voting interest in AT&T Comcast stock.

          In addition, AT&T Comcast will adopt a shareholder rights plan upon completion of the AT&T Comcast transaction that will prevent any holder of AT&T Comcast stock, other than any holder of AT&T Comcast Class B common stock or any of such holder's affiliates, from acquiring AT&T Comcast stock representing more than 10% of AT&T Comcast's voting power without the approval of the AT&T Comcast Board. In addition to the governance arrangements relating to the AT&T Comcast Board, Comcast and AT&T have agreed to a number of governance arrangements which will make it difficult to replace the senior management of AT&T Comcast.

          o Upon completion of the AT&T Comcast transaction, C. Michael Armstrong, Chairman of the Board and CEO of AT&T, will be the Chairman of the Board of AT&T Comcast.

          o Brian L. Roberts, President of Comcast, will be the CEO and President of AT&T Comcast. After the 2005 annual meeting of AT&T Comcast shareholders, Brian L. Roberts will also be the Chairman of the Board of AT&T Comcast. o Prior to the sixth anniversary of the 2004 annual meeting of AT&T Comcast shareholders, unless Brian L. Roberts ceases to be Chairman of the Board or CEO of AT&T Comcast prior to such time, the Chairman of the Board and CEO of AT&T Comcast will be able to be removed only with the approval of at least 75% of the entire AT&T Comcast Board. This supermajority removal requirement will make it unlikely that C. Michael Armstrong or Brian L. Roberts will be removed from their management positions.

52.  Q    What is the role of Sural LLC in the AT&T Comcast transaction?

     A Sural LLC, which is controlled by Brian L. Roberts, President of Comcast, and as of the record date owned approximately 86.7% of the combined voting power of Comcast common stock, has entered into a support agreement with, among others, AT&T pursuant to which it has agreed to vote its shares of Comcast common stock in favor of the Comcast proposals. Sural's vote in favor of the Comcast transaction proposal and the AT&T Comcast charter proposal will be sufficient to approve such proposals at the Comcast meeting without the vote of any other Comcast shareholder.

53.  Q    What will be the composition of the AT&T Comcast Board and who will manage AT&T Comcast?

     A The AT&T Comcast Board will initially be comprised of twelve individuals, five of whom will be AT&T directors designated by AT&T from the AT&T Board immediately prior to completion of the AT&T Comcast transaction, five of whom will be existing Comcast directors designated by Comcast from the Comcast Board immediately prior to completion of the AT&T Comcast transaction and two of whom will be independent persons jointly designated by Comcast and AT&T.

          Except for pre-approved designees, the individuals designated by each of Comcast and AT&T will be mutually agreed upon by Comcast and AT&T. Ralph J. Roberts, Brian L. Roberts, Sheldon M. Bonovitz, Julian A. Brodsky and Decker Anstrom are pre-approved Comcast director designees and C. Michael Armstrong is the sole pre-approved AT&T director designee.

          o Brian L. Roberts, President of Comcast, will become Chief Executive Officer and President of AT&T Comcast. The other members of senior management of AT&T Comcast upon completion of the AT&T Comcast transaction will be selected by Brian L. Roberts in consultation with C. Michael Armstrong.

          o C. Michael Armstrong, Chairman of the Board and Chief Executive Officer of AT&T, will become Chairman of the Board of AT&T Comcast and will serve as Chairman of the Board until the 2005 annual meeting of AT&T Comcast shareholders, but he will serve as non-executive Chairman of the Board after April 1, 2004 and until the 2005 annual meeting of AT&T Comcast shareholders.

54.  Q    Based on historic data what kind of trading prices can AT&T Comcast shareholders expect?

     A As AT&T and Comcast complete the AT&T Comcast transaction, shares of AT&T Comcast common stock will begin trading publicly for the first time. Until an orderly trading market for AT&T Comcast common stock develops, and after that time as well, there may be significant fluctuations in price.

55.  Q    What kind of dividends can AT&T Comcast shareholders expect to receive?

     A AT&T Comcast does not currently intend to pay dividends after completion of the AT&T Comcast transaction.

56.  Q    Does Comcast have a shareholder rights plan, and will AT&T Comcast have a shareholder rights plan?

     A Comcast does not currently have a shareholder rights plan in effect. AT&T Comcast will adopt a shareholder rights plan upon completion of the AT&T Comcast transaction. The rights plan will prevent any holder of AT&T Comcast stock, other than any holder of AT&T Comcast Class B common stock or any of such holder's affiliates, from acquiring AT&T Comcast stock representing more than 10% of AT&T Comcast's voting power without the approval of the AT&T Comcast Board.

57.  Q    What are the risks associated with the AT&T Comcast transaction?

     A To review risks associated with the AT&T Comcast transaction, please see the heading "Risk Factors" in Chapter One of the joint proxy statement/prospectus.

58.  Q    What opinion did the financial advisors draw about the soundness and fairness of the Comcast merger?

     A Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, financial advisors to Comcast, each rendered an opinion dated December 19, 2001 to the effect that as of that date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the conversion ratios in the Comcast merger applicable to holders of Comcast common stock, in the aggregate, were fair, from a financial point of view, to Comcast shareholders, taken together.

   Note: The following notice is included to meet certain legal requirements:


                           FORWARD-LOOKING STATEMENTS

     The enclosed information contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of AT&T Corp. ("AT&T"), Comcast Corporation ("Comcast") and, after the completion of the proposed transaction between AT&T and Comcast, AT&T Comcast Corporation ("AT&T Comcast") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in AT&T's, Comcast's and AT&T Comcast's filings with the Securities and Exchange Commission ("SEC"), including risks and uncertainties relating to: failure to obtain and retain expected synergies from the proposed transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, changes in laws or regulations, availability and cost of capital and other similar factors. Readers are referred to AT&T's and Comcast's most recent reports filed with the SEC. AT&T, Comcast and AT&T Comcast are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.


                             ADDITIONAL INFORMATION

     In connection with the proposed transaction, AT&T, Comcast and AT&T Comcast have filed a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about AT&T, Comcast and AT&T Comcast, without charge, at the SEC's web site at http://www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, N.J. 07920,
Attention: Investor Relations. Free copies of Comcast's and AT&T Comcast's filings may be obtained by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

     AT&T, Comcast and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed transaction. Information concerning Comcast's participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.